

Mail Stop 3720

October 2, 2008

George E. Harris
President and Chief Financial Officer
China Wi-Max Communications, Inc.
1905 Sherman Street, Suite 335
Denver, Colorado 80203

      RE: China Wi-Max Communications, Inc.
              Amendment No. 1 to Registration Statement on Form 10
              Filed on September 25, 2008

Dear Mr. Harris:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your statement of belief on page three that China Wi-Max is not a reporting company at this time and that you intend to register under Section 12(g). Please note that the company is now subject to the reporting requirements under Section 13(a) of the Exchange Act since your Form 10-12G automatically became effective by lapse of time 60 days after your initial June 5, 2008 filing pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Though the 10-12G is

already effective, we will continue to review your filing until all of our comments have been addressed.

2.   Rule 472 of Regulation C and Rule 310 of Regulation S-T require the filing of marked copies of each amendment to your registration statement. Please file a properly marked copy of any future amendment on EDGAR.

3.   We note your response to prior comment one but also continue to note your use of terms such as "the company" in reference to entities other than the Nevada holding company. Terms such as "the company," and "China Wi-Max" should only refer to the registrant, not to any operating entity or any other parties. Since the China Wi-Max is not an operating business, you should identify each operating entity, as applicable, throughout the prospectus. Where you operate your business through an operating entity in the PRC, your disclosure should be clear that China Wi-Max does not directly operate that business, but instead has a partial ownership interest or contractual relationship with that entity.

4.   We note your response to prior comment two and the revised disclosure on page three that China Wi-Max intends to operate in China upon the acquisition of several subsidiaries, but that such acquisitions have not been completed. We also note that the majority of your disclosure throughout this section and the rest of your prospectus addresses the company's <u>future</u> plans. Please center your disclosure primarily upon current operations. You should discuss prospective operations under an appropriate subheading, along with the conditions and timetable for conducting those operations.

<u>Item 1. Business, page 3</u>

5.   We note your response to prior comment three and your reference to Exhibit 99.1. Since you have not effected ownership of any entities, as noted above, please revise your disclosure here and elsewhere in the document, as appropriate, to provide a detailed discussion of your <u>current</u> corporate structure. As also noted above, proposed corporate structure may be included under an appropriate subheading, along with the conditions and timetable for executing such structure, specifically identifying entities and the proposed manner of control.

6.   We note your response to prior comment four that the company does not intend to operate through contractual arrangements but we also note the disclosure on pages four and five describing "Professionally Managed Outsourcing Service Provider" contracts, the 50% ownership in Beijing Gao Da Yang Guang Communication Technology, the discussion on page six relating to the legal and regulatory requirements related to operating value-added telecommunications services in China, and the risk factor discussion beginning on page 28 relating to restrictions on foreign ownership of value-added telecommunication services.

Please identify the holder(s) of the other 50% interest in Beijing Gao Da Yang Guang Communication Technology. Please disclose the material terms of any agreements relating to the arrangements noted above and include as exhibits to your registration statement.

7. We note your response to prior comment five and disclosure on page three that optical fiber and spectrum licenses were purchased in Beijing and Hangzhou at the direction of, and with funding by, China Wi-Max. Please disclose the material terms of any agreements relating to these actions, including the Declarations of Trust noted on pages four and five, and include as exhibits to your registration statement.

8. We note your response to prior comment five and disclosure on page 13 that the company has been assured by legal counsel that the current corporate structure, operating plan, and associated licensing will enable China Wi-Max's subsidiary companies to deliver value-added telecommunications services in China. However, it is unclear from the disclosure whether China Wi-Max will have control over operations in China. We note your disclosure on page 14 that revenue sharing and voting control will by governed by written agreements. If China Wi-Max's control will stem from contractual arrangements rather than equity ownership, please clarify and add appropriate risk factor disclosure.

Risk Factors, page 18

9. We note your response to prior comment 10 and the revisions made to this section, which continues to include vague, generic, and at times unnecessarily redundant risk factors. Please revise to clearly explain how each risk factor specifically applies to you or investors in the company. Please review your entire risk factor section and revise as necessary. Refer to Item 503(c) of Regulation S-K.

10. We note your response to prior comment 11 and the added risk factor on page 28, particularly the statement that foreign (and foreign invested) enterprises are currently not able to apply for the required licenses for operating cable broadband services in China. Please reconcile with the disclosure elsewhere in your registration statement describing the proposed ownership of such assets by the company and the disclosure on page 13 that the company has been assured by legal counsel that the current corporate structure, operating plan, and associated licensing will enable China Wi-Max's subsidiary companies to deliver value-added telecommunications services in China.

China Wi-Max may issued debt having priority, page 21

11.   We note your response to prior comment 13 and the revised risk factor on page 21. Please clarify/specifically identify the notes to which you refer, as those described on page 40 are described as unsecured. Please revise to correct.

Plan of Operation, page 35

12.   We note your response to prior comment 16 but continue to note references on the company's website to the company's offering memorandum as well as solicitations to register for China Wi-Max investor relations packets and newsletters, as well as subscriptions to a China Wi-Max investor blog and investor relations alerts. We also note your disclosure on page three that there is no trading market for China Wi-Max's common stock, so it is unclear what purpose such materials may serve. Please clarify.

Liquidity and Capital Resources, page 39

13.   We note your response to prior comment 18 and the added disclosure to pages 38-41. Please clarify the statement on page 41 that, "To continue to expand and grow the business beyond twelve months will require significant additional capital, reduction or cessation of growth or both."

14.   We note your response to prior comment 19 and the added disclosure to page six. Please clarify your statement that "The current business plan does not contemplate any funds returned from China to China Wi-Max for successful execution."

Quantitative and Qualitative Disclosure About Market Risk, page 44

15.   We note your response to prior comment 20. Please disclose that your cash holdings do not generate interest income.

Security Ownership of Certain Beneficial Owners and Management, page 44

16.   Please explain the statements within footnote one on page 45 with respect to "Notes offered" and that "there are no assurances that all the Notes offered, will be sold."

Conflicts of Interest, page 49

17.   We note your response to prior comment 21. Please explain in light of your disclosure on page 49.

Item 11. Description of Registrant's Securities to be Registered, page 68

18.   Revise your heading to make clear that you are only registering your common
        stock under the Section 12(g) of the Securities Exchange Act of 1934.

19.   We note your response to prior comment 29 and the availability of unissued
        preferred stock disclosed on page 68, however we see no reference to preferred
        stock in your Articles of Incorporation. Please revise or advise.

                        *   *   *

        As appropriate, please amend your filing and respond to these comments within
ten business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy
of the disclosure in the filing to be certain that the filing includes all information
required under the Securities Exchange Act of 1934 and that they have provided all
information investors require for an informed investment decision. Since the company
and its management are in possession of all facts relating to a company's disclosure,
they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371,
or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3310, if you have any
questions regarding comments on the financial statements and related matters. Please
contact John Zitko, at (202) 551-3399, or me, at (202) 551-3810, with any other
questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director

cc: Michael A. Littman, Esq.
        Via facsimile: (303) 431-1567